February 20, 2013

Mr. Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:     Black Box Corporation
Form 10-K for the Fiscal Year Ended March 31, 2012
Filed May 21, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 8, 2012
File No. 000-18706
Management's Response to Comment Letter Dated January 22, 2013

Dear Mr. Gilmore:

Management (“Management”) of Black Box Corporation (the “Company”) has reviewed the comment letter of the Securities and Exchange Commission (the “Commission”) Staff (the “Staff”) dated January 22, 2013 (the “comment letter”) regarding the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2012, filed May 21, 2012 (the “Form 10-K”) and the Form 10-Q for the period ended June 30, 2012, filed August 8, 2012 (the “Form 10-Q”). Please find Management's responses detailed below.

The Company acknowledges the following as it relates to the comment letter:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended March 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 22

1. STAFF COMMENT
In your response to prior comment 3 you indicate that management's estimate that 75% of the impairment charge related to data infrastructure businesses purchased prior to 2003 was the result of the relationship of the cumulative value of goodwill from data infrastructure companies acquired between 1998 - 2003 and the corresponding cash flows as of October 1, 2011. Please explain to us what you mean by the corresponding cash flows as of October 1, 2011 and how this relates to the cumulative value of goodwill from the acquired data infrastructure companies.

1. COMPANY RESPONSE
During the period between 1998-2003, we purchased many data infrastructure companies that, at the time of the acquisition, had a stream of revenues, profits and corresponding cash flows for which we, dependent on the purchase price in relation to the underlying assets of the acquired companies, recorded goodwill. The revenues, profits and corresponding cash flows for these data infrastructure companies slowly decreased since acquisition for a number of reasons while the goodwill remained constant. This relationship between the cumulative book value of goodwill from data infrastructure companies acquired between 1998 - 2003 and the corresponding remaining cash flows of those companies as of October 1, 2011 was a primary driver of the failure of the first step of our annual goodwill impairment assessment and the corresponding goodwill impairment charge under the second step of our annual goodwill impairment assessment.

2. STAFF COMMENT
We note in your response to prior comment 6 that you do not believe that the lowered forecasted revenue and operating earnings per share ranges for Fiscal 2012 in your Q1 2012 and Q2 2012 earnings releases revealed a trend or uncertainty that required additional disclosure for the company. Please explain your basis for concluding that the factors resulting in the decreased revenue and operating earnings per share forecasts did not represent a known trend or uncertainty that could reasonably likely have a material impact on results of operations or goodwill at the time of the October 1, 2011 Form 10-Q. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

2. COMPANY RESPONSE
As disclosed in our MD&A, the Company's revenues for Voice Communications are primarily generated from the sale and/or installation of new voice communications systems, the maintenance of voice communications systems and moves, adds and changes ("MAC work") as clients’ employees change locations or as clients move or remodel their physical space. For the sale of new voice communications systems, most significant orders are subject to competitive bidding processes and, generally, competition can be significant for such new orders. The Company is continually bidding on new projects to replace projects that are completed. Sales of new voice communications systems and, to a lesser extent, MAC work, are dependent upon general economic growth and the Company’s clients’ capital spending. On the other hand, revenues from maintenance contracts generally are not dependent on the economy as clients seek to extend the life of their existing equipment and delay capital spending on new voice communications systems. The Company also has government contracts that generate significant revenues and are not as dependent on the overall economic environment as commercial clients.

Similarly, the Company’s revenues for Data Infrastructure are generated from the installation or upgrade of data networks and MAC work. The installation of new data networks is largely dependent upon commercial employment and building occupancy rates. Installed data networks, however, may need to be upgraded in order to provide for larger, faster networks to accommodate the growing use of network technology. Additionally, Data Infrastructure projects can include MAC work, similar to Voice Communications, which is dependent on economic factors that are the same as those factors discussed above in relation to the Voice Communications business.

The Company generates Technology Products revenues from the sale of technology products through its catalog, Internet Web site and the Company’s On-Site services offices. The sale of these products is a highly fragmented and competitive business. With an average order size of less than one thousand dollars, the Company’s Technology Products is less impacted by capital spending and more so by general information technology spending.

As noted above, our revenues and operating earnings per share ("operating EPS") are highly dependent on a wide variety of factors which can lead to period over period fluctuation or increases/decreases in forecasted revenues and operating EPS, including the Company's success in winning new proposals. The following table provides reported revenues and reported operating EPS for the fiscal years noted below:

	FY08	FY09	FY10	FY11	FY12
Revenues (millions)	$1,016.7	$999.5	$961.4	$1,068.2	$1,087.5
Year-over-year percent change		(2)%	(4)%	11%	2%
Operating EPS [1]	$3.09	$3.39	$2.99	$3.29	$3.03
Year-over-year percent change		10%	(12)%	10%	(8)%
1 FY08 and FY09 reported Operating EPS has been adjusted to include stock-based compensation to conform to reported Operating EPS for FY10, FY11 and FY12.

Over the five-year period noted above, the Company reported revenues between $961.4 million and $1.087.5 billion representing a 13% difference between the top and bottom end of the range and operating EPS in the range of $2.99 to $3.39 representing a 13% difference between the top and bottom end of the range.

In our fourth quarter of Fiscal 2011 earnings release filed on May 12, 2011, we provided mid-point revenue and operating EPS forecasts for Fiscal 2012 of $1,135 million (6% increase over revenues in Fiscal 2011) and $3.60 (9% increase over operating EPS in Fiscal 2011), respectively. Then, during the first and second quarter of Fiscal 2012, we decreased our mid-point revenue and operating EPS forecasts for Fiscal 2012 to $1,110 million (2% reduction) and $3.15 (13% reduction), respectively, for the reasons provided in prior comment 6. While we did have a 2% reduction in forecasted revenues and a 13% reduction in operating EPS, the Company did not believe the factors resulting in the decreased revenue and operating earnings per share forecasts represented a known trend or uncertainty that could reasonably likely have a material impact on results of operations at the time of the October 1, 2011 Form 10-Q as evidenced by our record revenues in Fiscal 2012 of $1.087 billion and operating EPS of $3.03 which is within the range noted above for the most current five-years period.

With respect to the valuation of goodwill relative to the revised guidance during the first and second quarter of Fiscal 2012 as noted above, we note that the Fiscal 2012 forecasts used in the discounted cash flow model, as of October 2, 2010, were lower than the Fiscal 2012 forecasts provided in our fourth quarter of Fiscal 2011 earnings release filed on May 12, 2011. Further as previously noted, we performed interim monitoring activities during the first and second quarters of Fiscal 2012 and did not believe there was a need for interim goodwill impairment assessment. Thus, the Company did not believe the factors resulting in the decreased revenue and operating earnings per share forecasts represented a known trend or uncertainty that could reasonably likely have a material impact on goodwill at the time of the October 1, 2011 Form 10-Q.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Valuation of Goodwill, page 24

3. STAFF COMMENT
In your response to prior comment 8 you indicate that the decrease in revenue and profitability prompted you to assess the fair value of your reporting units. Please explain your basis for not including disclosure in your June 30, 2012 Form 10-Q indicating that the company considered the decrease in revenue and profitability as possible triggers of goodwill impairment and that the company performed step one of a goodwill impairment analysis consistent with ASC 350-20-35-30. In future filings if there were specific factors considered that could indicate potential goodwill impairment and/or the company performed step one of goodwill impairment analysis, please disclose this including the results of the analysis. Such disclosure should alert readers to potential indicators of impairment and provide balancing information to your current 10-Q disclosure that simply indicates that the company expects that the reporting units will continue to operate profitably and generate cash flow from operations. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

3. COMPANY RESPONSE
During the first quarter of Fiscal 2013, we experienced a decrease in our revenue and profitability forecasts for Fiscal 2013 that prompted us to assess the significance of these decreases in relation to the carrying value of goodwill as part of our ongoing and previously noted interim monitoring activities. The interim monitoring, in this case, included a comparison on the carrying value of the reporting unit against the estimated cash flows using a discounted cash flow model that included revenue and profitability forecasts as of June 30, 2012 with all other assumptions generally held consistent from the annual impairment assessment as of October 1, 2011. The results of this interim monitoring indicated that the revenue and profitability decreases did not warrant an interim assessment of goodwill and that there was a significant surplus in each of our reporting units. Accordingly, the Company did not, and was not required to, perform step one of the goodwill impairment analysis.

In future filings, if there are specific factors considered that could indicate potential goodwill impairment and/or the company performed step one of goodwill impairment analysis, we will provide disclosure of such factors and the results of our analysis, as applicable.

If the Staff would like to discuss these responses further, please contact me at (724) 873-6795.

Very truly yours,

/s/ Timothy C. Huffmyer
Timothy C. Huffmyer
Vice President, Chief Financial Officer,
Treasurer and Principal Accounting Officer

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